May 29, 2019

Stavros Triant
Chief Executive Officer
Golden Developing Solutions, Inc.
4100 E Mississippi Ave, Suite 315
Denver, CO 80246

       Re: Golden Developing Solutions, Inc.
           Form 10-12G
           Filed May 1, 2019
           File No. 000-56051

Dear Mr. Triant:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-12G

Introduction, page 2

1. In an appropriate place in your Business discussion, please address government approval of cannabis-related products. See Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of
      Regulation S-K.
2. Please disclose the number of your total employees and number of full-time employees.
      Please see Item 101 (h)(xii) of Regulation S-K.
3. You have disclosed in a risk factor on page 8 that one of the risks to your business is the risk that you could lose "certain current strategic relationships." In an appropriate place in your Business discussion, please discuss your current strategic relationships.
4.    We note that you are voluntarily registering your common stock under
Section 12(g) of
      the Securities Exchange Act of 1934. Please note that your registration statement will become effective by operation of law 60 days from the date you filed it and that you will
 Stavros Triant
FirstName LastNameStavros Triant
Golden Developing Solutions, Inc.
Comapany NameGolden Developing Solutions, Inc.
May 29, 2019
May 29, 2019 Page 2
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FirstName LastName
         then be responsible for filing reports required by Section 13 of the Securities Exchange
         Act of 1934. We also may continue to comment on your registration statement after the effective date. If you do not wish to incur those obligations until all of the following issues are resolved, you may wish to consider withdrawing your registration statement and resubmitting a new registration statement when you have revised your document. For further guidance, please refer to Exchange Act Sections Question
116.04 of the
         Division's Compliance and Disclosure Interpretations on our website. Our Products, page 3

5. Please disclose the names of your principal suppliers. Please see Item 101(h)(4)(v) of
         Regulation S-K.
Item 2. Financial Information
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

6. Since you have no gross profit please revise to utilize the descriptive term "gross loss." In addition, please quantify each of the cited items of general and administrative items that increased for the year ended December 31, 2018. Lastly, please quantify ongoing operating expenses from liabilities.
Item 5. Directors, Executive Officers., page 21

7. Please revise your disclosure to describe the business experience of each director and executive for the past five years, including clarifying your disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.
item 7. Certain Relationships and Related Transactions, and Directors Independence., page 23

8. Please provide the disclosure required by Item 404(a) of Regulation S-K in connection with Messrs. Lindauer and Bartholomew and the WW Asset Purchase Agreements.
Item 7. Certain Relationships and Related Transactions, and Director Independence., page 23

9. Please describe in further detail how the Securities Compliance Note was assigned to another entity and who paid and who received the $5,000 in exchange for the re-
         assignment. In addition, please tell us where this amount is disclosed in the statement of cash flows.
Item 13. Financial Statements and Supplementary Data
Financial Statements, page F-1

10. Please update your financial statements in accordance with Rule 3-12 of Regulation S-X and note the financial statement requirements of Rule 3-02(a) of Regulation S-X as it relates to a predecessor.
 Stavros Triant
FirstName LastNameStavros Triant
Golden Developing Solutions, Inc.
Comapany NameGolden Developing Solutions, Inc.
May 29, 2019
May 29, 2019 Page 3
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Notes to Consolidated Financial Statements
Note 1. Description of Business and Significant Accounting Policies
Revenue Recognition, page F-8

11. In the Introduction section on page 2, you disclose that through your online retail business, you will offer products, including, but not limited to traditional vitamins, supplements, CBD based tinctures, vapes, and soft-gels; however your revenue recognition policy focuses on revenue from subscription services for an online and mobile cannabis services hub. Please revise your disclosure to clarify how you currently derive revenue and examples of the various services provided. After review of your response and revised disclosure, we may have further comment.
Note 3. Acquisition of Layer Six Media, Inc., page F-12

12. We note you defaulted on two of the notes payable that were issued in connection with the acquisition. Please revise to disclose the status of the notes and any additional expenses incurred as a result of the default. Please disclose any remedies the holders of the defaulted notes may have against you.
13. Please disclose how you accounted for the $500,000 payment to the Director for his representation of the sellers in the transaction with reference to applicable accounting guidance.
14. We note your calculation of aggregate consideration of Layer Six Media was based, in part, upon the face value of notes payable accruing interest at what appears to be a below market interest rate. Please advise how you determined that the face amount of the notes payable of $3.83 million represented the fair value of the notes given the stated interest rate relative to your ability to pay as such notes matured. You also disclose that you valued the common stock portion of the consideration at the closing market price on the date of acquisition. Please explain in detail whether and how you applied any "big block"
         or liquidity discounts. If you did not apply any discounts, please explain your rationale given the depth of the trading market for your stock. We may have further substantive comment.
15. Please explain to us in detail why you did not consider Layer Six Media to be the predecessor since it appears you succeed to substantially all of the business of Layer Six
         Media and your operations before the succession appear insignificant relative to the operations acquired. Refer to Rule 405 of Regulation C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Stavros Triant
Golden Developing Solutions, Inc.
May 29, 2019
Page 4

        You may contact Ta Tanisha Meadows, Staff Accountant, at 202-551-3322 or Jim
Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Scott
M. Anderegg,
Staff Attorney, at 202-551-3342 or Jacqueline Kaufman, Staff Attorney, at 202-551-3797 with any other questions.



FirstName LastNameStavros Triant                           Sincerely,
Comapany NameGolden Developing Solutions, Inc.
                                                           Division of
Corporation Finance
May 29, 2019 Page 4                                        Office of Consumer
Products
FirstName LastName